

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

Via E-mail
Brandon C. Jennewine
Chief Executive Officer
Thermal Tennis, Inc.
7951 East Maplewood Avenue, Suite 328
Greenwood Village, CO

> **Re: Thermal Tennis, Inc.**
> **Form 8-K**
> **Filed August 21, 2014**
> **Amendment No. 1 to Form 8-K**
> **Filed August 28, 2014**
> **File No. 000-54476**

Dear Mr. Jennewine:

We have limited our review of your filing to those issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

Proposed Business of CannaSys, page 5

1. With a view to revised disclosure, please substantiate your statements in the second paragraph on page 6 with respect to CannaTrade's business logic as it relates to verification of access to sellers and producers based on the laws and regulations of the state in which they reside.

Government Regulations, page 7

2. Please discuss the specific federal, state, and local laws and regulations that you will be required to comply with or for which there is a significant risk that you may be subject to

and their effects on you to the extent material to understanding your business. In your revised disclosure, please discuss the applicability of the Controlled Substances Act to your business. Please also discuss the specific financial and banking regulations under FinCen, FDIC rules, and the Bank Secrecy Act with which you expect to comply. To the extent your revised disclosure suggests that revisions to your risk factors are appropriate, please revise that section accordingly.

3. You state in the last paragraph on page 7 that your "products will be designed to be in accordance with state and local guidelines and banking regulations" and you will offer services to companies "that are . . . in compliance with state and local laws . . . ." Please describe the specific aspects of your products and services, including CannaCash and CannaTrade, that you expect will trigger obligations to comply with federal, state, and local laws and discuss the basis for your belief that your products and services will comply with these laws. Please also discuss the steps you will take to ensure that customers, including individuals and businesses, are in compliance with applicable laws and regulations. For example, discuss the extent to which you are responsible for verifying the age of, residency of, and intended use by your customers and how the business logic you reference on page 6 satisfies your compliance obligations. To the extent material, disclose the anticipated costs of compliance with federal, state, and local laws and regulations.

4. In this regard, please discuss the extent to which you may be liable for the conduct of customers, retailers, and other third parties with which you do business and any steps you intend to take to mitigate the attendant risks. We note in this regard the second risk factor on page 9.

5. Please identify in a table those states in which you intend to do business that have decriminalized or legalized medical cannabis or the recreational use of cannabis and those states that have not decriminalized or legalized medical cannabis or the recreational use of cannabis. To the extent that there are significant differences among state medical cannabis and other legal regimes, please summarize these differences.

Item 1A. Risk Factors, page 9

6. Please add a risk factor describing the risks to your business because of significant differences and uncertainties in various state legal and regulatory regimes among those states that have legalized medical cannabis or marijuana for recreational use. In this risk factor, please also describe the risks because of local laws and ordinances that may restrict marijuana-related activities, including activities relating to medical cannabis.

New laws and regulations may be passed, page 9

7. To the extent applicable to your business, please describe the specific risks and uncertainties of federal enforcement of the Controlled Substances Act, notwithstanding

state medical cannabis laws, in light of the "Ogden Memo" and the "Cole Memo" issued by the Department of Justice in 2009 and 2011, respectively.

8. In this regard, please address the risks to your business, if material, resulting from the Supreme Court ruling that federal law may pre-empt state laws relating to marijuana, including state laws relating to medical cannabis.

Item 2. Financial Information, page 12

Plan of Operations, page 13

9. Please expand your plan of operations by discussing the key aspects, milestones, and anticipated sources of funds for your CannaCash and CannaTrade products.

10. We note your disclosure in the last paragraph on page 6 that the market for cannabis-related technology is highly fragmented. Please discuss the extent to which prospective customers may be deterred from doing business with a company that aspires to a significant nationwide online presence because of fears of federal or state enforcement of laws prohibiting possession and sale of medical or recreational marijuana. To the extent material, please add a risk factor in this regard.

Item 9.   Market Price of and Dividends on the Registrant's Common Equity, page 19

11. You state that there is no established trading market for you common stock. We note, however, that your common stock is quoted on the OTCQB Tier of OTC Markets. Please revise accordingly or explain to us this apparent inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Terrell Smith, Esq.
        Kruse Landa Maycock & Ricks